Blue Mountain Resources Inc.

812 D 16 Ave, S. W.

Calgary, Alberta, T2R 0S9

August 24, 2007

U.S. Securities  & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 7010

Attention: John Madison

Dear Sirs:

Re:  Blue Mountain Resources Inc.---Form SB-2 (File No. 333-143709)

We are in receipt of your comment letter dated August 24, 2007 concerning our registration statement on Form SB-2 filed August 10, 2007. We respond to your comments as follows and provide an amended registration statement for your review:

Registration Statement on Form SB -2

General

1.

While you updated your financial statements to April 30, 2007 and the terms of the option agreement with Mr. Weicker in response to our comments, certain other information in your registration statement continues to no longer be up to date. For example, please update the number of shares of common stock outstanding as of a more recent date than June 11, 2007, preferably the date on which you file your revised registration statement, but at the very least, the latest practicable date.

We have amended our registration statement with the number of shares of common stock outstanding as of the date of the revised registration statement.

Note 1 to the Financial Statements

2.

Please provide us with a more detailed description of how your audited financial statements mistakenly identified your company as “Dunn Mining Inc.”. Please indicate the source of this typographical error in your audited financial statements. We may have further comments.

We retained an accountant in Vancouver, BC to assist us with the preparation of our management prepared financials statements. She acts for a number of mining companies in Vancouver (that is actually why we used her), and she used a precedent for our Notes, and didn’t pick up all of the required revisions necessary to Blue Mountain Resources Inc. whose financial statements they are. And, unfortunately, nobody else, including our auditor, picked up the typographical error subsequently.

Regards,

/s/ Melvin Woolley

Melvin Woolley

President